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October 28, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ziopharm Oncology, Inc. (“Ziopharm” or the “Company”)
Amendment No. 1 to preliminary proxy statement filed on Schedule 14A
Filed on October 26, 2020 by WaterMill Asset Management Inc., et al. (“WaterMill”) (the “Consent Statement”)
File No. 001-33038

Dear Mr. Panos:

We acknowledge receipt of the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated October 28, 2020 (the “Staff Letter”), regarding the above-referenced matter. We have reviewed the Staff Letter with WaterMill and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meaning ascribed to them in the above referenced Consent Statement.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

General

1.	Item 1(b) of Schedule 14A specifically requires, unlike a similar disclosure requirement in Rule 14a-6(d), that the “approximate date upon which the proxy statement and form of proxy are sent or given to security holders” will appear on “the first page of the proxy statement.” The required disclosure appears on page 2. Please revise to comply with the text of the rule.

WaterMill acknowledges the Staff’s comment and has revised the Consent Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 28, 2020

2.	Proposal 2 is described on page 2 as being the “Removal Proposal” that is not conditioned upon the approval of any other proposal. Please advise us, with a view toward revised disclosure, how vacancies on the Board of the registrant would be filled if sufficient consents are granted to remove the current directors under the removal proposal but insufficient consents are granted to elect the participants’ nominees.

WaterMill acknowledges the Staff’s comment and has revised the Consent Statement accordingly. WaterMill respectfully informs the Staff that it already included a statement on page 2 of the Consent Statement regarding the effect of shareholders approving Proposals 2 and 4 but not Proposals 3 and 5 with respect to vacancies on the Board. WaterMill has therefore further clarified that if shareholders approve Proposals 2, 3 and 4 but not Proposal 5, any vacancies on the Board may be filled exclusively by shareholders in accordance with the Bylaws.

Why are we soliciting your consent?, page 6

3.	The disclosure indicates the participants “believe that removing three current directors…” To the extent the participants intended to state “three” current directors, please advise us why the removal of three and not four directors was made. If, however, the disclosure as presented was intended to reference four directors, please revise.

WaterMill acknowledges the Staff’s comment and has revised the Consent Statement accordingly.

How Many Consents Must be Received in Order to Adopt the Proposals?, page 7

4.	We have reviewed the analysis provided in reply to prior comment number 13. Section 3.3 of the registrant’s bylaws – which addresses filling vacancies generally but is silent with respect to actions by written consent – does not appear to have any effect on the standard necessary for approving the election of nominees to fill an existing vacancy via the execution of written consent because § 228(a) of Delaware’s General Corporate Law requires any modification to the standard governing actions authorized by written consent, which standard is the majority of the shares outstanding, must be established in a corporation’s certificate of incorporation. Please reconcile the disclosures in the proxy statement with the standard within § 228(a).

WaterMill acknowledges the Staff’s comment and respectfully disagrees with the Staff’s interpretation of Section 228(a) of the Delaware General Corporate Law (the “DGCL”), which is copied below for the Staff’s reference.

“Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation in the manner required by this section.”

October 28, 2020

Specifically, Section 228 of the DGCL does not provide that the requisite voting standard for action by written consent is a majority of the shares outstanding. Rather, the requisite standard is the written consent(s) of the “holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.” The qualifier “[u]nless otherwise provided in the certificate of incorporation” is meant to clarify that unless the certificate of incorporation provides for a different voting standard for action by written consent (i.e. unanimous written consent), then the aforementioned standard provided in Section 228 applies. The Company’s Certificate of Incorporation is silent with respect to shareholder action by written consent and does not set forth any applicable voting standards.

We therefore looked to the Company’s Bylaws for the requisite voting standards for approval of the Proposals. As previously disclosed to the Staff in WaterMill’s October 27, 2020 letter, Article 2, Section 2.9 and Article 3, Section 3.3 of the Company’s Bylaws state that a plurality of the votes cast is required for the election of directors and the filling of Board vacancies by shareholders, respectively. Accordingly, WaterMill believes a plurality vote standard is the applicable voting standard for approval of Proposal 5. Notwithstanding the foregoing, to avoid any confusion based on conversations with the Staff, WaterMill has revised the Consent Statement to simply set forth the standard required under Section 228 of the DGCL as the applicable standard with respect to the effectiveness of the Proposals.

Form of Consent

5.	Under Rule 14a-4(e), the proxy statement or form of proxy must affirmatively state, subject to reasonable specified conditions, that with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. The disclosure at page three that indicates the participants have a “goal for the submission of written consents as directed” does not specify the condition to which such submission is subject or explicitly state that the shares will be voted in accordance with the instructions given by security holders. Please revise the form of proxy or proxy statement to conform to the disclosure standard set forth in Rule 14a-4(e).

WaterMill acknowledges the Staff’s comment and has revised the form of Consent to conform to the disclosure standard set forth in Rule 14a-4(e).

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan Reda

Meagan M. Reda

cc:	Mohammad M. Malik, Esq., Olshan Frome Wolosky LLP Robert W. Postma, WaterMill Asset Management Corp.